Exhibit 99.1



New AcrySof® IQ Toric IOL Approved for U.S. Patients with Cataracts and Astigmatism
Innovative lens provides better distance vision for cataract surgery patients.

HUENENBERG, Switzerland – March 2, 2009 – Alcon, Inc. (NYSE: ACL), the world's leader in eye care and cataract surgery announced that the U.S. Food and Drug Administration (FDA) approved its aspheric AcrySof® IQ Toric intraocular lens (IOL). The new lens offers an enhanced aspheric optic that improves image quality and increases contrast sensitivity in cataract surgery patients with astigmatism. The innovative lens design offers these patients the best opportunity for quality distance vision without glasses.

"With the addition of asphericity to the AcrySof® Toric lens, which was already my lens of choice for astigmatic patients, I can now reduce spherical aberration, enhance image quality and improve functional vision for my cataract patients," said Edward Holland, M.D., director of cornea at the Cincinnati Eye Institute and professor of ophthalmology at the University of Cincinnati. "At the same time, the thinner lens profile is ideally suited for micro-coaxial surgical techniques, which surgeons use to reduce incision size in cataract surgery."

The first AcrySof® Toric lens was introduced in 2005 and quickly became the leading toric lens on the market, due to its predictable power outcomes and excellent rotational stability. These benefits are largely realized due to the strengths of the AcrySof® IOL material and proprietary single-piece design. As the first acrylic single-piece lens, AcrySof® provides unequalled stability in the eye. This is especially important when correcting astigmatism, which occurs due to an irregular shape of the eye. Continual innovation of the AcrySof® IOL platform has characterized the brand, with nearly two decades of product introductions that have steadily advanced the standard of cataract treatment, including blue-light filtration, aspheric optics, presbyopia correction and astigmatic correction.

"The AcrySof® IQ Toric IOL is yet another intraocular lens technology innovation, that is part of Alcon's product development strategy to provide cataract surgeons with tools for customized treatment based on individual patient needs," said Bill Barton, Alcon's president of U.S. operations. "To that end, Alcon continues to combine multiple technologies and optics into each new lens introduction, all based on AcrySof®, the world's most frequently implanted IOL material."

Alcon will commercially launch the new AcrySof® IQ Toric IOL at the 2009 American Society of Cataract and Refractive Surgeons (ASCRS) annual meeting in San Francisco, California.

About AcrySof® Intraocular Lenses
Alcon's AcrySof® intraocular lenses are the most frequently implanted lenses in the world, with more than 40 million implants since their introduction in the early 1990s. Alcon's AcrySof® IOL platform offers cataract patients a variety of benefits and is available with a variety of optics designed to help patients achieve the best possible vision. The AcrySof® family of IOLs includes the AcrySof® IQ, AcrySof® IQ Toric and AcrySof® IQ ReSTOR® IOLs.

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About Cataract Surgery and Astigmatism
A cataract is a "clouding" of the eye's natural lens, which results in blurred or defocused vision. IOLs are implanted during cataract surgery to replace the patient's natural lens that has been removed during surgery. Cataracts cannot be prevented and are the leading cause of treatable blindness worldwide. Corneal astigmatism is an irregularity of the cornea that can cause significantly blurred or distorted vision. For more information, visit www.cataractsurgery.com.

About Alcon
Alcon, Inc. is the world's leading eye care company, with sales of approximately $6.3 billion in 2008. Alcon, which has been dedicated to the ophthalmic industry for 60 years, researches, develops, manufactures and markets pharmaceuticals, surgical equipment and devices, contact lens care solutions and other vision care products that treat diseases, disorders and other conditions of the eye. Alcon's majority shareholder is Nestlé, S.A., the world's largest food company. For more information on Alcon, Inc., visit the Company's web site at www.alcon.com.

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Media Inquiries	*Investor Inquiries*
Holly Clark	Doug MacHatton
800-631-0962	800-400-8599
holly.clark@alconlabs.com	doug.machatton@alconlabs.com

www.alcon.com